SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

El Pollo Loco Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

268603107
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268603107
(1) Names of reporting persons	Trimaran Pollo Partners, L.L.C.
(2) Check the appropriate box if a member of a group (see instructions)	[ ] (a) [ ] (b)
(3) SEC use only
(4) Citizenship or place of organization	Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	22,149,044
(7) Sole dispositive power	0
(8) Shared dispositive power	22,149,044
(9) Aggregate amount beneficially owned by each reporting person	22,149,044
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	59.9%
(12) Type of reporting person (see instructions)	OO (Limited Liability Company)

Page 1 of 4 Pages

CUSIP No. 268603107
(1) Names of reporting persons	Trimaran Capital, L.L.C.
(2) Check the appropriate box if a member of a group (see instructions)	[ ] (a) [ ] (b)
(3) SEC use only
(4) Citizenship or place of organization	Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	22,149,044
(7) Sole dispositive power	0
(8) Shared dispositive power	22,149,044
(9) Aggregate amount beneficially owned by each reporting person	22,149,044
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	59.9%
(12) Type of reporting person (see instructions)	OO (Limited Liability Company)

Page 2 of 4 Pages

CUSIP No. 268603107
(1) Names of reporting persons	Jay R. Bloom
(2) Check the appropriate box if a member of a group (see instructions)	[ ] (a) [ ] (b)
(3) SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	22,149,044
(7) Sole dispositive power	0
(8) Shared dispositive power	22,149,044
(9) Aggregate amount beneficially owned by each reporting person	22,149,044
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	59.9%
(12) Type of reporting person (see instructions)	IN

Page 3 of 4 Pages

CUSIP No. 268603107
(1) Names of reporting persons	Dean C. Kehler
(2) Check the appropriate box if a member of a group (see instructions)	[ ] (a) [ ] (b)
(3) SEC use only
(4) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	22,149,044
(7) Sole dispositive power	0
(8) Shared dispositive power	22,149,044
(9) Aggregate amount beneficially owned by each reporting person	22,149,044
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	59.9%
(12) Type of reporting person (see instructions)	IN

Page 4 of 4 Pages

Item 1(a). Name of issuer:

El Pollo Loco Holdings, Inc.

Item 1(b). Address of issuer’s principal executive offices:

3535 Harbor Blvd., Suite 100, Costa Mesa, California 92626

Item 2(a). Name of person filing:

Per Rule 13d-1(k)(1), this statement is filed on behalf of each of the following persons pursuant to a joint filing agreement attached hereto.

(i) Trimaran Pollo Partners, L.L.C. (“TPP”) (1)
(ii) Trimaran Capital, L.L.C. (“Trimaran Capital”) (2)
(iii) Jay R. Bloom (“Bloom”) (3)
(iv) Dean C. Kehler (“Kehler”) (3)

Notes:
(1) TPP is the direct owner of all shares reported herein.
(2) Trimaran Capital is the managing member of TPP.
(3) Bloom and Kehler are the managing members of Trimaran Capital.

Item 2(b). Address or principal business office or, if none, residence:

1325 Avenue of the Americas, 25th Floor, New York, New York 10019

Item 2(c). Citizenship:

TPP and Trimaran Capital: Delaware limited liability company

Bloom and Kehler: United States citizen

Item 2(d). Title of class of securities:

Common stock

Item 2(e). CUSIP No.:

268603107

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership:

Item 4(a). Amount beneficially owned:

The responses set forth in item 9 on each cover page to this schedule are incorporated by reference.

Item 4(b). Percent of class:

The responses set forth in item 11 on each cover page to this schedule are incorporated by reference.

Item 4(c). Number of shares as to which the person has:

Item 4(c)(i). Sole power to vote or to direct the vote:

The responses set forth in item 5 on each cover page to this schedule are incorporated by reference.

Item 4(c)(ii). Shared power to vote or to direct the vote:

The responses set forth in item 6 on each cover page to this schedule are incorporated by reference.

Item 4(c)(iii). Sole power to dispose or to direct the disposition of:

The responses set forth in item 7 on each cover page to this schedule are incorporated by reference.

Item 4(c)(iv). Shared power to dispose or to direct the disposition of:

The responses set forth in item 8 on each cover page to this schedule are incorporated by reference.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2015

TRIMARAN POLLO PARTNERS, L.L.C.
TRIMARAN CAPITAL, L.L.C.
Jay R. Bloom
Dean C. Kehler

By:	/s/ Dean C. Kehler
	Name:	Dean C. Kehler
	Title:	Attorney-in-Fact